SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Constellation Energy Group, Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Name	State of Organization	Location and Nature of Business
Constellation Energy Group, Inc.	MD	Baltimore, MD – holding company

Subsidiaries of Constellation Energy Group, Inc.

Baltimore Gas and Electric Company	MD	Baltimore, MD – public utility
Constellation Enterprises, Inc.	MD	Baltimore, MD – holding company
Constellation Generation Group, LLC	MD	Baltimore, MD – holding company
CEG Acquisition, LLC	MD	Baltimore, MD – holding company

Subsidiaries of Baltimore Gas and Electric Company

District Chilled Water General Partnership	MD	Baltimore, MD – district chilled water systems
BGE Capital Trust I	DE	Inactive
BGE Capital Trust II	DE	Baltimore, MD – business trust
Silicon Power Corporation	PA	Malvern, PA – manufacturer

Subsidiaries of Constellation Generation Group, LLC

Constellation Nuclear Services, Inc.	MD	Baltimore, MD – nuclear consulting services
Constellation Nuclear Power Plants, Inc.	DE	Baltimore, MD – nuclear holding company

Subsidiaries of CEG Acquisition, LLC

Constellation NewEnergy, Inc.	DE	Baltimore, MD – energy services
Fellon-McCord Associates, Inc.	KY	Kentucky – energy services
Kaztex Energy Management, Inc.	WI	Wisconsin – energy services

Subsidiary of Fellon-McCord Associates, Inc.

Alliance Energy Services, LLC	KY	KY – energy services

Subsidiary of Kaztex Energy Management, Inc.

Blackhawk Energy Services, LLC	WI	WI – energy services

Subsidiaries of Constellation Enterprises, Inc.

Constellation Energy Source, Inc. (CES)	DE	Baltimore, MD – energy services
BGE Home Products & Services, Inc. (HPS)	MD	Baltimore, MD – energy services
Constellation Holdings, Inc.	MD	Baltimore, MD – holding company

Subsidiaries of Constellation Energy Source, Inc.

Constellation Energy Services, LLC	DE	Baltimore, MD – energy services
Las Vegas District Energy, LLC	DE	Las Vegas, NV – energy services
Nashville District Energy, LLC	DE	Nashville, TN – energy services
North Shore District Energy, LLC	DE	Baltimore, MD – operation and maintenance of an energy facility

Subsidiaries of BGE Home Products & Services, Inc.

BGE Commercial Building Systems, Inc.	MD	Baltimore, MD – energy services
HPS Receivables, Inc.	MD	Baltimore, MD – special purpose financing sub
Power Provider, LLC	DE	Inactive

Subsidiaries of Constellation NewEnergy, Inc.

Constellation NewEnergy Canada, Inc.	Canada	Canada – energy services
CPS Synfuel, LLC	DE	Baltimore, MD – holding company
NewEnergy Pacifica, L.L.C.	AZ	Arizona – energy services
NewEnergy Technologies, L.L.C.	AZ	Arizona – energy services
NewEnergy Southwest, L.L.C.	AZ	Arizona – energy services
New Energy Partners, L.L.C.	AZ	Arizona – energy services

Subsidiaries of NewEnergy Technologies, L.L.C.

NewEnergy Americas, L.L.C.	AZ	Arizona – energy services

Subsidiary of CPS Synfuel, LLC

Low Country Synfuel Holdings, LLC	DE	Baltimore, MD – holding company

Subsidiary of Low Country Synfuel Holdings, LLC

Palmetto Synfuel Operating Company, LLC	DE	SC – owns and operates a synthetic fuel production facility

Subsidiaries of Constellation Holdings, Inc.

Constellation Power, Inc. (CPI)	MD	Baltimore, MD – holding and management services and operating company for generation and other energy related investments and their operation
Constellation Investments, Inc. (CII)	MD	Baltimore, MD – financial investments and holding company for electric generation
Constellation Real Estate Group, Inc. (CREG)	MD	Baltimore, MD – real estate
Constellation Power Source Holdings, Inc.	MD	Baltimore, MD – merchant energy business holding company

Subsidiary of Constellation Power Source Holdings, Inc.

Constellation Power Source, Inc.	DE	Baltimore, MD – power marketing and trading

Subsidiaries of Constellation Power Source, Inc.

Constellation Power Source Texas, Inc.	DE	Baltimore, MD – invest in companies engaged in the retail sale of electricity
Constellation Power Source Texas, LLC	DE	Baltimore, MD – retail sale of electricity
Constellation Power Source Massachusetts, LLC	DE	Baltimore, MD – retail sale of electricity
Constellation Power Source New Hampshire, LLC	DE	Baltimore, MD – retail sale of electricity
Constellation Power Source Maine, LLC	DE	Baltimore, MD – retail sale of electricity
Constellation Electric Energy Services Limited Partnership	DE	Houston, TX – energy services

Subsidiaries of Constellation Power, Inc.

Keystone Fuels, L.L.C.	PA	PA – acquires and sells coal
Conemaugh Fules, LLC	PA	PA – acquires and sells coal
Millenium Energy, LLC	CA	CA – provides management services to electric power generating facilities
PC Virginia Synthetic Fuels #1, LLC	VA	VA – owns a fuel processing center
PC West Virginia Synthetic Fuels #1, LLC	WV	WV – owns a fuel processing center
PC West Virginia Synthetic Fuels #2, LLC	WV	WV – owns a fuel processing center
PC West Virginia Synthetic Fuels #3, LLC	OH	OH – owns a fuel processing facility
Mammoth-Pacific Limited Partnership	CA	Mammoth Lakes, CA –partnership that owns a QF facility
Mammoth Power Associates, L.P.	CA	Mammoth Lakes, CA – power development and geothermal leases
CE SEGS IX, Inc.	MD	Dissolved 7/30/03
UP Supply, LLC	MD	Baltimore, MD – energy services
CD Mammoth Lakes I, Inc.	MD	Mammoth Lakes, CA – ownership interest in a partnership that owns a QF facility
CD Mammoth Lakes II, Inc.	MD	Mammoth Lakes, CA – ownership interest in a partnership that owns a QF facility
Soda Lake Resources Partnership	NV	Fallon, NV – ownership of geothermal resources for a QF facility
CD Ormesageo 1H-A, Inc.	MD	VA, OH and WV – member of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities
CD Ormesageo 1H-B, Inc.	MD	VA, OH and WV – member of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities
CD Ormesageo 1H-C, Inc.	MD	VA, OH and WV – member of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities
Panther Creek Holdings, Inc.	DE	Carbon County, PA – ownership interest in Corporations that own interests in Partnerships that owns interest in a Partnership that is the lessee in a sale/leaseback of a QF facility
Panther Creek Energy, Inc.	DE	Inactive

Panther Creek Partners	DE	Carbon County, PA – partnership that owns interest in a QF facility as lessee in a sale/leaseback
CD Panther I, Inc.	MD	Carbon County, PA – ownership interest in a partnership that owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility
CD Panther II, Inc.	MD	Carbon County, PA – ownership interest in a partnership that owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility
Pegasus Power Company, Inc.	CA	Carbon County, PA – ownership interest in a partnership that owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility
Pegasus Power Partners	CA	Carbon County, PA – owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility
CD Soda SLR, Inc.	MD	Fallon, NV – ownership interest in a partnership that owns geothermal resources
AMOR IX Corporation	DE	Fallon, NV – lessee in a sale/leaseback of a QF facility
ACE Operating Partners	CA	Trona, CA – partnership that owns an interest in a partnership that owns a QF facility
Inter-Power/AhlCon Partners Limited Partnership	DE	Colver, PA – partnership that is the lessee in the sale/leaseback of a QF facility
CE Colver II, Inc.	MD	Colver, PA – ownership interest in partnership that has an ownership interest in a partnership that is the lessee in the sale/leaseback of a QF facility
CE Colver III, Inc.	MD	Colver, PA – ownership interest in a partnership that has an ownership interest in a partnership that is the lessee in the sale/leaseback of a QF facility
A/C Fuels Company	PA	Carbon County, PA – partnership that owns waste coal
CE Culm, Inc.	MD	Carbon County, PA – ownership interest in a partnership that owns waste coal and member of LLCs that acquire coal
Freehold Cogeneration Associates Limited Partnership	DE	Inactive
CE Freehold Limited Partnership	MD	Inactive
CE Freehold I, Inc.	MD	Inactive
CE Freehold II, Inc.	MD	Inactive
CE Freehold III, Inc.	MD	Inactive
Lake City Geothermal I, L.P.	CA	Inactive
CE Lake City Limited Partnership I	MD	Inactive
CE Long Valley Limited Partnership	MD	Inactive
CE Long Valley I, Inc.	MD	Inactive
CE Long Valley II, Inc.	MD	Inactive
Puna Geothermal Venture	HI	Hilo, HI – partnership that owns a PURPA geothermal facility

CE Puna I, LP	MD	Hilo, HI – partnership that has an ownership interest in a partnership that owns a PURPA geothermal facility as well as ownership in the partnership that owns the PURPA geothermal facility
CE Puna I, Inc.	MD	Hilo, HI – ownership interest in a partnership that owns an interest in a partnership that owns a PURPA geothermal facility and ownership interest in a partnership that owns a PURPA geothermal facility
CE Puna II, Inc.	MD	Hilo, HI – ownership interest in a partnership that owns an interest in a partnership that owns a PURPA geothermal facility
CE Puna III, Inc.	MD	Inactive
CE Taunton Limited Partnership	MD	Dissolved 12/29/03
CE Taunton I, Inc.	MD	Dissolved 7/30/03
CE Taunton II, Inc.	MD	Dissolved 7/30/03
CE Technical Services, Inc.	MD	Inactive
Central Wayne Energy Recovery Limited Partnership	MD	Wayne County, MI – partnership that owns a QF facility
CE Wayne II, Inc.	MD	Wayne County, MI – ownership interest in a partnership that owns an interest in a partnership that owns a QF facility
CP Cabazon I, Inc.	MD	Inactive
CP Cabazon II, Inc.	MD	Inactive
Gary Coal Processing Limited Partnership	DE	Gary, IN – partnership that owns a coal processing facility
Gary – PCI Ltd., L.P.	DE	Gary, IN – ownership interest in a partnership that owns a coal processing facility
CP – Gary Limited Partnership	MD	Gary, IN – ownership interest in partnership that has an ownership in a partnership that owns a coal processing facility
CP – Gary I, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility
CP – Gary II, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility
CP – Gary III, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility
CP – Gary IV, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility
CP Stillwater-Wellfield, Inc.	MD	Inactive

The Peruvian Investment Group I, Inc.	DE	Inactive
The Peruvian Investment Group II, Inc.	DE	Inactive
CP High Desert Limited Partnership	MD	Victorville, CA – member of an LLC that leases an electric generating facility
CP High Desert I, Inc.	MD	Victorville, CA – ownership interest in a partnership that is a member of an LLC that leases an electric generating facility
CP High Desert II, Inc.	MD	Victorville, CA – ownership interest in a partnership leases an electric generating facility
Nickel Hill Energy, LLC	MD	Inactive
CP Nickel Hill, LLC	DE	Inactive
CP Oleander Limited Partnership	MD	Brevard County, FL – ownership interest in a partnership which holds an electric generating facility.
CP Oleander I, Inc.	MD	Brevard County, FL – ownership interest in a partnership that has an ownership interest in a partnership which holds an electric generating facility and ownership interest in a partnership that owns an electric generating facility
CP Oleander II, Inc.	MD	Brevard County, FL – ownership interest in a partnership that has an ownership interest in a partnership which holds an electric generating facility.
CP Florida Investors, Inc.	MD	Brevard County, FL – ownership interest in a partnership that owns an interest in a partnership which holds an electric generating facility.
Sunnyside Generation, LLC	DE	Sunnyside, Utah – entity administers stock purchase agreement for partner of partnership that owns an interest in a partnership that owns a QF facility
CP Sunnyside I, Inc.	MD	Sunnyside, Utah – owns companies that own interests in a partnership that owns an interest in a partnership that owns a QF facility
Sunnyside II, Inc.	DE	Sunnyside, Utah – ownership interest in a partnership that owns an interest in a partnership that owns a QF facility
Sunnyside III, Inc.	DE	Sunnyside, Utah – ownership interest in a partnership that owns an interest in a partnership that owns a QF facility
Sunnyside Cogeneration Associates	UT	Sunnyside, Utah – owns a QF facility
Sunnyside Properties, LLC	UT	Sunnyside, Utah – owns real property on which QF facility is located
Pace Carbon Synfuels Investors, L.P.	DE	VA, OH and WV – partnership that owns four LLCs that own coal processing facilities
CP Synfuels Investor, LLC	MD	VA, OH and WV – an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities
CP Synfuels, Inc.	MD	VA, OH and WV – entitled to certain fees from synthetic fuel processing projects.

CP Synfuels Investor, Inc.	MD	VA, OH and WV – ownership of companies that are members of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities
CP Synfuels Member, Inc.	MD	Inactive
Rio Nogales I, Inc.	DE	Seguin, Texas – ownership interest in a partnership that was formed to hold an electric generating facility
Rio Nogales II, Inc.	DE	Seguin, Texas – ownership interest in a partnership that was formed to hold an electric generating facility
Gateway Power Project, L.P.	DE	Gilmer, Texas – partnership formed to hold an electric generating facility for which development has terminated
Gateway Power I, Inc.	DE	Inactive
Constellation Power Development, Inc.	MD	Baltimore, MD - supports development and acquisition of electric generating projects by affiliates
Constellation Power International Investments, Ltd.	Cayman Islands	Baltimore, MD – a holding company of international power projects
Constellation Power International, Inc.	MD	Dissolved 12/29/03
Mountain Top Wind Power, LLC	MD	NY – renewable energy facility services
North Pond Energy Park, LLC	MD	Inactive
South Pond Energy Park, LLC	MD	Inactive
Victorville-Gas, LLC	DE	Victorville, CA – formed to obtain and supply gas to gas-fueled generating facility
High Desert II, LLC	MD	Dissolved 12/29/03
HE Supply Company, LLC	DE	Beecher City, IL – retail sales of building materials for use in power generating facilities.
Constellation Operating Services, Inc.	MD	Baltimore, MD – owns companies that operate power plants
CP Operating Services, LLC	DE	Dissolved 6/2/03

Subsidiaries of CP Operating Services, LLC

Big Sandy Operating Services, LLC	DE	Dissolved 6/2/03
Handsome Lake Operating Services, LLC	DE	Dissolved 6/2/03
High Desert Operating Services, LLC	DE	Dissolved 6/2/03
Holland Operating Services, LLC	DE	Dissolved 6/2/03
Oleander Operating Services, LLC	DE	Dissolved 6/2/03
Rio Nogales Operating Services, LLC	DE	Dissolved 6/2/03
University Park Operating Services, LLC	DE	Dissolved 6/2/03
Wolf Hills Operating Services, LLC	DE	Dissolved 6/2/03

Subsidiaries of Constellation Power International Investments, Ltd.

CE Curacao, Inc.	Cayman Islands	Inactive
Constellation de Guatemala, S.A.	Guatemala	Inactive
Constellation Power International Development, Inc.	Cayman Islands	Inactive

CP Panama I, S.A.	Panama	Panama – ownership interest in a company that has an ownership interest in a FUCO
CP Panama Investors, LLC	MD	Panama – ownership interest in a company that has an ownership interest in a company that has an ownership interest in a FUCO.
CPII Curacao, Ltd.	Cayman Islands	Inactive
FondElec General Partners, L.P.	Cayman Islands	Latin America – ownership interest in a company that has ownership interest in FUCOS, EWGs and other energy related businesses in Latin America
Guatemalan Generating Group – I	Cayman Islands	Inactive
Grupo Generador de Guatemala, S.A.	Guatemala	Inactive
Latin American Power Partners Limited	Cayman Islands	Latin America – potentially develop power projects in Latin America
Panama Distribution Group, S.A.	Panama	Panama – ownership interest a FUCO
The Latin America Energy and Electricity Fund I, L.P.	Cayman Islands	Latin Amercia – ownership interests in FUCOS, EWGS and other energy related businesses in Latin America

Subsidiaries of Constellation Operating Services, Inc.

A/C Power	MD	Cambria County, PA – partnership that operates and maintains a QF facility
PCI Operating Company Partnership	MD	Gary, IN – operation and maintenance of a coal processing facility
Trona Operating Partners, G.P.	MD	Trona, CA – operates and maintains QF facility
COSI ACE, LLC	MD	Trona, CA – ownership in Partnership that operates and maintains QF facility
COSI – Gary I, Inc.	MD	Gary, Indiana – ownership interest in a partnership that provides operation and maintenance of a coal processing facility
COSI – Gary II, Inc.	MD	Gary, Indiana – ownership interest in a partnership that provides operation and maintenance of a coal processing facility
COSI Synfuels, Inc.	MD	VA, OH and WV – employs personnel who are seconded to an affiliate who operates and maintains coal processing facilities.
COSI Synfuels VA1, Inc.	MD	Virginia – operate a fuel processing facility
COSI Synfuels WV1, Inc.	MD	West Virginia – operate a fuel processing facility
COSI Synfuels WV2, Inc.	MD	West Virginia – operate a fuel processing facility
COSI Synfuels WV3, Inc.	MD	Ohio – operates coal processing facilities
Constellation Operating Services	CA	Baltimore, MD – partnership that operates QF projects
COSI Ultra, Inc.	MD	Baltimore, MD – ownership interest in a partnership that operates and maintains QF facilities
COSI Ultra II, Inc.	MD	Baltimore, MD – ownership interest in a partnership that operates and maintains QF facilities

Constellation Operating Services International	Cayman Islands	Inactive
Constellation Operating Services International – I	Cayman Islands	Inactive
COSI Puna, Inc.	MD	Baltimore, MD – operates and maintains a geothermal energy plant
COAC de Guatemala, S.A.	Guatemala	Inactive

Subsidiaries of Constellation Real Estate Group, Inc.

KMS Oldco, Inc.	MD	Inactive
Constellation Real Estate, Inc.	MD	Columbia, MD – owns and develops real estate
Constellation Health Services, Inc.	MD	Inactive
CPI Church Street, Inc.	MD	Inactive

Subsidiaries of Constellation Real Estate, Inc.

AE4, LLC	MD	Howard County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot I, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot II, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot III, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot IV, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot V, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot VI, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot VII, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot VIII, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
Annapolis Exchange Lot IX, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate
257 Oxon, LLC	MD	Prince George’s County, MD – LLC that owns real estate
CPI 257, Inc.	MD	Prince George’s County, MD – sole member of an LLC that owns real estate
CPI Brown’s Wharf, Inc.	MD	Dissolved 12/29/03
CPI Gatespring II, Inc.	MD	Dissolved 12/29/03
Jolly Acres Utilities Limited Partnership	MD	Anne Arundel County, MD – partner in joint venture
Hickory Ridge-Route 40 Limited Partnership	MD	Harford County, MD – partnership owning real estate
CPI Hickory Ridge, Inc.	MD	Harford County, MD – ownership interest in a partnership owning real estate
Jolly Knolls, LLC	MD	Annapolis Junction, MD – owns & develops real estate
CPI Jolly Knolls, Inc.	MD	Inactive

CPI Lynch, Inc.	MD	Inactive
Urbana – Route 355 Limited Partnership	MD	Frederick County, MD – owns & develops real estate
CPI Montecito, Inc.	MD	Frederick County, MD – ownership interest in a partnership formed to own & develop real estate
CPI National Business Park I, Inc.	MD	Dissolved 12/29/03
CPI National Business Park II, Inc.	MD	Dissolved 12/29/03
CPI Partner, Inc.	MD	Dissolved 12/29/03
Piney Orchard Master Partnership	MD	Odenton, MD – a partnership that owns Real Estate
Piney Orchard Village Center, LLC	MD	Inactive
CPI Piney Orchard Village Center, Inc.	MD	Inactive
CPI Springfield, Inc.	MD	Dissolved 12/29/03
Timothy-Brandywine Associates Limited Partnership	MD	Inactive
CPO Brandywine Commerce Centre, Inc.	MD	Inactive
Accokeek-Brandywine Associates Limited Partnership	MD	Inactive
CPO Brandywine West, Inc.	MD	Inactive
CPO Constellation Centre, Inc.	MD	Dissolved 12/29/03
Piney Courts, Inc.	MD	Inactive
First State Plaza Associates Limited Partnership	DE	Inactive
KMS 1st State Limited Partnership	DE	Inactive
CPO First State, Inc.	MD	Dissolved 12/29/03
Montmott Associates Limited Partnership	MD	Frederick County, MD – partnership formed to own & develop real estate
CPO Montecito Business Park, Inc.	MD	Inactive
Jolly Acres Limited Partnership	MD	Anne Arundel County, MD – partnership that owns real estate
CPO National Business Park, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
CPI PMK-NBP, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
CPI WES-NBP, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
Arbitrage Land Limited Partnership	MD	Anne Arundel County, MD – partnership that owns real estate
CPO National Business Park (North), Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
CPI WES-Arbitrage, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
CPI PMK-Arbitrage, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
Peppercorn Land Limited Partnership	MD	Odenton, MD – partnership that owns real estate
CPO Piney Orchard Land (East), Inc.	MD	Odenton, MD – ownership interest in a partnership that owns real estate
Jolly Acres Utilities, Inc.	MD	Inactive
CPO Jolly Utilities, Inc.	MD	Inactive
Parkway Crossing Associates, LLC	VA	Prince William County, VA – an LLC that owns real estate

Piney Orchard Wastewater, Inc.	DE	Odenton, MD – owner of a waste water treatment facility
CPO Piney Wastewater, Inc.	MD	Odenton, MD – ownership interest in a company that owns a waste water treatment facility
Piney Orchard Employment Center Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate
BOKS-13, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership percentage in a partnership that owns real estate
Piney Orchard Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate
CPO Piney Orchard, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership percentage in a partnership that owns real estate
Piney Orchard Residential One Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate
BOKS-14, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate
Piney Orchard Residential Two Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate
BOKS-15, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate.
Piney Orchard Residential Three Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate
BOKS-16, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate
Piney Orchard Town Center Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate
BOKS-12, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate
PMK-1, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
PMK-2, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
PMK-3, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
PMK-4, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
PMK-5, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
PMK-6, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
WES-1, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
WES-2, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-3, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
WES-4, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
WES-5, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
WES-6, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate
Onyx Realty Development Corporation	DE	Columbia, MD - real estate development
Bon Tasha Group	MD	Dissolved 5/29/03
2301 Russell Group	MD	Dissolved 5/29/03
Tri-Lake	MD	Dissolved 5/29/03
Mil-Mar Associates	MD	Dissolved 5/29/03
TDH Holdings	MD	Dissolved 5/29/03
Shawmut Associates	MD	Dissolved 5/29/03
Fair Haven Enterprises	MD	Dissolved 5/29/03
Comix	MD	Baltimore, MD – partnership that owns real estate
P.A. Investments	MD	Dissolved 5/29/03
Greenberg Family Partnership	MD	Dissolved 5/29/03
Churchill Partnership	MD	Inactive
Braces, Ltd.	MD	Baltimore, MD – ownership interest in a partnership that owns real estate
Bristol Creek Corporation	MD	Dissolved 6/6/03
Elmdale Corporation	MD	Dissolved 6/6/03
FNP Management Corporation	MD	Baltimore, MD – ownership interest in a company that owns real estate
Franklin Holding, Inc.	MD	Dissolved 6/6/03
Gray Saddle, Inc.	MD	Dissolved 6/6/03
J.R.S. Transportation	NJ	Baltimore, MD – owns real estate
Paper Ridge Corporation	MD	Dissolved 6/6/03
Stefco, Inc.	MD	Dissolved 6/6/03
Sunshine Light, Inc.	MD	Dissolved 6/6/03
Terry Lane Corporation	MD	Dissolved 6/6/03

Subsidiaries of Constellation Health Services, Inc.

Aspenwood Associates Limited Partnership	MD	Dissolved 6/6/03
CHS Aspenwood, Inc.	MD	Dissolved 7/30/03
CHS Aspenwood II, Inc.	MD	Dissolved 7/30/03
Aspenwood MRC Limited Partnership	MD	Dissolved 6/6/03
HeartHomes Residence at Bay Ridge I, LLC	MD	Dissolved 6/6/03
CHS Bay Ridge Assisted I, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Bay Ridge II, LLC	MD	Dissolved 6/6/03
CHS Bay Ridge Assisted II, Inc.	MD	Dissolved 7/30/03
Rose Hill Residence at Bay Ridge I, LLC	MD	Dissolved 6/6/03
Rose Hill Residence at Bay Ridge II, LLC	MD	Dissolved 6/6/03
HeartHomes Residence at Bay Ridge I, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Bay Ridge II, Inc.	MD	Dissolved 7/30/03
Rose Hill Residence at Lutherville, I, LLC	MD	Dissolved 6/6/03
Rose Hill Residence at Lutherville II, LLC	MD	Dissolved 6/6/03
HeartHomes Residence at Lutherville I, Inc.	MD	Dissolved 7/30/03

HeartHomes Residence at Lutherville II, Inc.	MD	Dissolved 7/30/03
CHS Beechwood Assisted, Inc.	MD	Dissolved 12/29/03
CHS Crescent Assisted, Inc.	MD	Dissolved 7/30/03
The HeartFields Retirement Community – North Carolina, LLC	MD	Dissolved 6/11/03
CHS Heartlands – White Oak, Inc.	MD	Dissolved 7/30/03
CHS Laurel Assisted, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Lutherville I, LLC	MD	Dissolved 6/6/03
CHS Lutherville Assisted I, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Lutherville II, LLC	MD	Dissolved 6/30/03
CHS Lutherville Assisted II, Inc.	MD	Dissolved 7/30/03
The HeartHaven Retirement Community – Seabury, LLC	CT	Dissolved 6/2/03
CHS Seabury, Inc.	MD	Dissolved 7/30/03
CHS Severna Park Assisted, Inc.	MD	Dissolved 7/30/03
Constellation Senior Services, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Kellington Limited Partnership	MD	Dissolved 6/6/03
HeartHomes Residence at Kellington, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Kellington II, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Linthicum, LLC	MD	Dissolved 6/6/03
HeartHomes Residence at Linthicum, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Piney Orchard Limited Partnership	MD	Dissolved 6/6/03
HeartHomes Residence at Piney Orchard, Inc.	MD	Dissolved 7/30/03
HeartHomes Residence at Piney Orchard II, Inc.	MD	Dissolved 7/30/03
HeartFields Retirement Community –Shenandoah, LLC	VA	Dissolved 6/9/03
HeartFields Retirement Community – Shenandoah, Inc.	MD	Dissolved 7/30/03
HeartFields Retirement Community – Bowie, LLC	MD	Dissolved 6/6/03
HeartFields Retirement Community – Bowie, Inc.	MD	Dissolved 7/30/03
HeartFields Retirement Community – Raleigh, LLC	MD	Dissolved 6/11/03
HeartFields Retirement Community – Raleigh, Inc.	MD	Dissolved 7/30/03
Heartlands Retirement Community – Frederick, LLC	MD	Dissolved 6/6/03
Heartlands Retirement Community – Frederick, Inc.	MD	Dissolved 7/30/03
The Heartlands Retirement Community – Fredericksburg, LLC	MD	Dissolved 6/6/03
The Heartlands Retirement Community – Fredericksburg, Inc.	MD	Dissolved 7/30/03
The Heartlands Retirement Community – Severna Park Limited Partnership	MD	Dissolved 6/6/03

The Heartlands Retirement Community – Severna Park I, Inc.	MD	Dissolved 7/30/03
Heartlands Retirement Community – Severna Park II, Inc.	MD	Dissolved 7/30/03
HeartFields Retirement Community – Easton, LLC	MD	Dissolved 6/6/03
HeartFields Retirement Community – Easton, Inc.	MD	Dissolved 7/30/03

Subsidiary of KMS Oldco, Inc.

Constellation Oldco, Inc.	MD	Howard County, MD – owner of office furniture and fixtures of KMS Oldco, Inc.

Subsidiaries of CPI Church Street, Inc.

Church Street Station, Inc.	FL	Inactive
Rosie O’Grady’s Aviation, Inc.	FL	Inactive

Subsidiaries of Constellation Investments, Inc.

Luz Solar Partners IV, Ltd.	CA	Kramer Junction, CA – partnership that owns a QF facility
Luz Solar Partners V, Ltd.	CA	Kramer Junction, CA – owner of electric facility
Ultrabravo Oil Development Company	CA	CA – owns an interest in two partnerships, each of which owns a QF facility
Triad Investors Corporation	MD	MD – Venture capital for medical research
Soda Lake Limited Partnership	NV	Fallon, NV – ownership interest in a QF facility as lessor in a sale lease-back
CII Solarpower I, Inc.	MD	Kramer Junction, CA – ownership interest in a partnership that owns a QF facility
Pacific Ultrapower Chinese Station	CA	Sonora, CA – partnership that owns a QF facility
Rio Bravo Fresno	CA	Fresno, CA – partnership that owns a QF facility
BHP Patriots Limited Partnership	MD	Sold 12/31/03
CII BHP Housing, Inc.	MD	Inactive
Bruce Street Limited Partnership	MD	Sold 6/11/03
CII BRS Housing, Inc.	MD	Inactive
Neighborhood Rental Limited Partnership	MD	Sold 5/22/03
CII NRS Housing, Inc.	MD	Inactive
The New Parkman Housing Limited Partnership	MD	Baltimore, MD – partnership that owns real estate
CII New Parkman, Inc.	MD	Baltimore, MD – ownership interest in a partnership that owns real estate
Ace Power Partners	CA	Trona, CA – ownership interest in a partnership that owns a QF facility
ACE Cogeneration Company	CA	Trona, CA – partnership that owns a QF facility

CE ACE Limited Partnership	MD	Trona, Ca – ownership interest in a partnership that has an ownership interest in a partnership that owns a QF facility
CD Empire I, Inc.	MD	Inactive
CD Empire II, Inc.	MD	Inactive
Rio Bravo Jasmin	CA	Kern Co., CA – partnership that owns a QF facility
CD Jasmin I, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility
CD Jasmin II, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility
CD Jasmin III, Inc.	MD	Kern Co., VA – ownership interest in a partnership that owns a QF facility
CD Malacha I, Inc.	MD	Muck Valley, CA – ownership interest in a partnership that owns a EWG/QF facility
CD Ormesageo II-A, Inc.	MD	Inactive
CD Ormesageo II-B, Inc.	MD	Inactive
CD Ormesageo II-C, Inc.	MD	Inactive
CD Ormesageo IE-A, Inc.	MD	VA, OH and WV – member of an LLC that has an ownership interest in a partnership that owns LLCs that own coal processing facilities
CD Ormesageo IE-B, Inc.	MD	VA, OH and WV – member of an LLC that has an ownership interest in a partnership that owns LLCs that own coal processing facilities
CD Ormesageo IE-C, Inc.	MD	VA, OH and WV – member of an LLC that has an ownership interest in a partnership that owns LLCs that own coal processing facilities
Rio Bravo Poso	CA	Kern Co., CA – partnership that owns a QF facility
CD Poso I, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility
CD Poso II, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility
CD Poso III, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility
Rio Bravo Rocklin	CA	Placer Co., CA – partnership that owns a QF facility
CD SEGS V, Inc.	MD	Kramer Junction, CA – ownership interest in a partnership that owns a QF facility
LUZ Solar Partners VI, Ltd.	CA	Kramer Junction, CA – partnership that owns a QF facility
CD SEGS VI, Inc.	MD	Kramer Junction, CA – ownership interest in a partnership that owns a QF facility
Star Group Stillwater I Geothermal Partners	NV	Sold 10/03

In addition, Constellation Energy Group, Inc. owns 100% of the stock of 7 shell, inactive subsidiaries incorporated in Arizona, North Dakota, New Mexico, New York, Texas, Washington and West Virginia under the name Constellation Energy Group, Inc. Constellation Energy Group, Inc. dissolved 39, 100% owned inactive subsidiaries incorporated in states under the name Constellation Energy Group, Inc. in 2003. Dissolutions are currently pending for the remaining 7 inactive shell subsidiaries.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Electric

Baltimore Gas and Electric Company (BGE), a subsidiary public utility of claimant, owns 1,268 miles of transmission consisting of 215 circuit miles of 500 kV lines; 320 circuit miles of 230 kV lines; 54 circuit miles of 138 kV lines, and 679 circuit miles of 115kV lines, located throughout Central Maryland.

BGE’s 500 kV transmission consists of two circuits which connect to the Calvert Cliffs plant to BGE load center as well as five circuits which interconnect with and are part of the Pennsylvania – New Jersey – Maryland (PJM) 500 kV system. These circuits form a partial 500 kV transmission ring around the Baltimore metropolitan area. Additionally, the Calvert Cliffs-Chalk Point, Calvert Cliffs-Waugh Chapel, and Waugh Chapel-High Ridge circuits are part of the “500 kV Loop”, a full 500 kV transmission ring around the Washington metropolitan area with several transformation points to 230 kV.

BGE’s 230 kV transmission connects at two locations via transformation with the 500 kV system and at ten locations via transformation with our 115 kV network, throughout Central Maryland.

BGE owns approximately 40,715 conductor miles of distribution lines, including 19,915 conductor miles of overhead lines and 20,800 conductor miles of underground lines, throughout Central Maryland. These figures only include circuits operating at 34.5, 13.8 and 4 kV.

BGE’s transmission and distribution systems are comprised of 214 company owned locations with 427 installed transformers. Total transformer capacity is approximately 28,323 MVA throughout Central Maryland. These figures do not include BGE-owned facilities located on customer premises. In addition, generator step-up and other customer-owned transformers are not included in these figures.

BGE’s transmission system is connected to other systems via the following transmission tie lines:

(1) two connections at the Maryland-Pennsylvania state line near Delta, PA with PECO Energy Company transmission lines.

(2) four connections with the Pennsylvania Power and Light Co. at the Maryland-Pennsylvania state line, three connections near Graceton, Md., and one near Norrisville, Md.

(3) one connection with the Metropolitan Edison Co. at the Maryland-Pennsylvania state line near Twin Farms, Md.

(4) six active connections with Potomac Electric Power Company, two near Burtonsville, Md., two near Bowie, Md., one near Mt Airy, Md., and one near Eagle Harbor, Md.

Gas

BGE owns 9 gate stations located at various points in its service territory where natural gas is received from suppliers. Natural gas is delivered to customers through approximately 6,277 miles of mains and 7018 miles of service lines covering 779 square miles of territory.

BGE has

•	a liquefied natural gas facility for the liquefaction and storage of natural gas with a total storage capacity of 1,075,654 Dth and a daily capacity of 311,500 Dth located at Spring Gardens, MD, and

•	a propane air facility with a total storage capacity equivalent to 545,000 Dth and a daily capacity of 85,000 Dth located at Notch Cliff, MD.

BGE’s current pipeline firm transportation entitlements to serve our firm loads are 284,053 Dth per day during the winter period and 259,053 Dth during the summer period.

BGE has 235,080 Dth per day of pipeline natural gas storage entitlements.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. (in thousands) of electric energy sold (at retail or wholesale), and Mcf. (in thousands) of natural or manufactured gas distributed at retail.

BGE

ELECTRIC

	RETAIL		WHOLESALE
	KWH	Amount	KWH	Amount
	(in thousands)		(in thousands)
Total electric sold by state
Maryland	32,009,000	1,874,512	—	—

Electric sold outside of Md.	—	—	—	—

Total electric sold	32,009,000	$1,874,512	—	—

GAS

	RETAIL
	Mcf	Amount
	(in thousands)
Total gas distributed at retail by state

Maryland	110,109	$634,154

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

BGE
Elec: none	Gas:	none

(c) Number of kwh. (in thousands) of electric energy and Mcf. (in thousands) of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

BGE

ELECTRIC    -            See 3(a)

GAS

	WHOLESALE
	Mcf	Amount
	(in thousands)
Gas distributed at wholesale by state outside of Md.
Delaware	659	4,369
District of Columbia	2,176	15,015
Kentucky	124	621
Louisiana	—	—
New Jersey	3,649	22,051
New York	—	—
Ohio	6	36
Pennsylvania	483	3,000
Virginia	816	4,999

West Virginia	—	—

Total gas distributed at Wholesale outside of Md.	7,913	50,091

(d) Number of kwh. (in thousands) of electric energy and Mcf. (in thousands) of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

BGE

Elec: none

GAS

	PURCHASED
	Mcf	Amount
	(in thousands)
Total gas purchased by state outside of Md.	—	—
Kentucky	53,152	295,687
Louisiana	1,956	9,925
Michigan	81	404
New Jersey	—	—
New York	202	1,235
Ohio	4,292	22,640
Pennsylvania	—	—
Tennessee	1,443	7,689
Texas	292	1,593
Virginia	6,032	39,535

West Virginia
Total gas purchased Outside Md.	67,450	378,708

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(1)	Safe Harbor Water Power Corporation (Safe Harbor)

1 Powerhouse Road

Conestoga, PA 17516-9651

Safe Harbor is a hydroelectric plant located on the Susquehanna River at Safe Harbor, Pennsylvania, jointly owned by Constellation Power Source Generation, Inc. (CPSG) and Pennsylvania Power & Light Holtwood (“Holtwood”). CPSG owns two-thirds of the outstanding capital stock, including one-half of the voting stock of Safe Harbor. It includes 14 generating units. At maximum output, the plant can generate approximately 10 million kWh of electrical energy in one day. The average yearly generation is 1,078,073,000 kWh. The total varies depending upon yearly average river flow.

The total output of Safe Harbor is supplied to co-owners Holtwood and CPSG in accordance with their ownership interest to supplement the power flow into the Pennsylvania-New Jersey-Maryland interconnection (PJM). Safe Harbor power is used primarily to meet peak demands for electricity. Continuous operation occurs when river flow equals or exceeds the plant’s maximum water handling capacity of 110,000 cubic feet per second.

(2)	Compania Forca E Luz Cataguazes-Leopoldina (“Cataguazes”) and Cia De Electricidada De Nova Friburgo (“Friburgo”)

Avenita Presidente Vargas, 463

4th Floor

Rio de Janeiro, RJ, Brazil

CEP 20086-900

Located in Minas Gerais, Brazil Cataguazes is an electric utility serving the southeastern portion of the State of Minas Gerais, Brazil. Cataguazes serves approximately 214,000 customers. Cataguazes serves a total of approximately 273,000 customers. The utility assets of Cataguazes comprise approximately 13,440 km of distribution lines, 663 km of transmission lines, and related equipment, including substation capacity of 618 MVA. Cataguazes also owns a number of small hydroelectric generating plants with an aggregate generating capacity of approximately 19 megawatts, as well as a hydroelectric project that is under construction and that will have a generating capacity of approximately 20 megawatts. Cataguazes also holds a 100% interest in Multiagro, S.A. an agricultural company and a 21.56% interest in Ind. Cataguazes a textile company.

(3)	ELEKTRA NORESTE, S.A. (formerly known as Empresa de Distribucion Electrica Noreste, S.A.)

Elektra Noreste, S.A.

Edificio Hatillo, Torre A, Piso 7

Avenida Cuba y Avenida Justo Arosemena

Apartado 5285

Panama 5, Panama City

Republic of Panama

Elektra Noreste, S.A. (“Noreste”) is the second largest distribution company in the Republic of Panama. Noreste’s service territory is 2,600 square miles, and includes the entire Eastern half of the country, a portion of the capital, Panama City and all of the second largest city, Colon. A portion of Noreste’s service territory will also include parts of the Eastern half of the Panama Canal Zone reclaimed by the Republic of Panama.

Noreste serves approximately 206,477 customers that consume a total of 2,248 GWH of energy annually, and is one of the three electric distribution companies formed out of the restructuring and privatization of the government owned utility, Instituto de Recursos Hidraulicos y Electrificacion. Noreste currently has approximately 503 employees, and its assets consist largely of all the distribution lines and substations within its 2,600 square mile service territory. Norreste purchases the bulk of its electricity needs from the now privatized generation companies under power purchase contracts negotiated with the oversight of the regulator. Elektra is able to self-generate up to 15% of its energy needs.

(4)	Malacha Hydro Limited Partnership, owner of the Muck Valley Hydroelectric Project

701 Morrison – Knudsen Drive

Suite 300

Boise, Idaho 83712

The Muck Valley Hydroelectric Project is located on the Pit River near Fall River Mills in Lassen County, California. The Muck Valley Hydroelectric Project is an approximately 35 MW run of the river hydroelectric facility.

(5)	CD ACE I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD ACE I, Inc. holds a 1% general partnership and 19.7% limited partnership interest in CE ACE Limited Partnership, which holds a 35% general partnership interest in ACE Power Partners. ACE Power Partners holds a 90% general partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(6)	CD ACE II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD ACE II, Inc. holds a 20.4% limited partnership interest in CE ACE Limited Partnership, which holds a 35% general partnership interest in ACE Power Partners. ACE Power Partners holds a 90% general partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(7)	CD ACE III, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD ACE III, Inc. holds a 30.6% limited partnership interest in CE ACE Limited Partnership, which holds a 35% general partnership interest in ACE Power Partners. ACE Power Partners holds a 90% general partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(8)	CE ACE IV, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE ACE IV, Inc. holds a 42.5% general partnership interest in ACE Operating Partners, which holds a 10% limited partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(9)	Sunnyside II, L.P.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Sunnyside II, L.P. holds a 50% interest in Sunnyside Cogeneration Associates, which owns a 51 MW waste coal-fired electric generating facility located in Carbon County, Utah.

(10)	University Park Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

University Park Energy, LLC owns a 300 MW natural gas-fueled electric generating facility located in University Park, Illinois.

(11)	Wolf Hills Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Wolf Hills Energy, LLC owns a 250 MW natural gas-fueled electric generating facility located in Washington County, Virginia.

(12)	CD Panther Partners, L.P.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Panther Partners, L.P. holds a 50% interest in Panther Creek Partners, which is the facility lessee under a sale/leaseback arrangement for a 86 MW waste coal-fired electric generating facility located in Carbon County, Pennsylvania.

(13)	CD Rocklin I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Rocklin I, Inc. holds a 10% general partnership interest in Rio Bravo Rocklin, which owns a 24 MW biomass-fired small power production facility located in Rocklin, California.

(14)	CD Rocklin II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Rocklin II., Inc. holds a 15% general partnership interest in Rio Bravo Rocklin, which owns a 24 MW biomass-fired small power production facility located in Rocklin, California.

(15)	CD Rocklin III, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Rocklin III, Inc. holds a 25% general partnership interest in Rio Bravo Rocklin, which owns a 24MW biomass-fired small power production facility located in Rocklin, California.

(16)	CD Soda I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Soda I, Inc. holds a 1% general partnership interest and 24% limited partnership interest in the Soda Lake Limited Partnership, which owns a 17 MW geothermal small power production facility located in Churchill County, Nevada. The facility is leased by Soda Lake Limited Partnership to AMOR IX Corporation.

(17)	CD Soda II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Soda II, Inc. holds a 25% limited partnership interest in the Soda Lake Limited Partnership, which owns a 17 MW geothermal small power production facility located in Churchill County, Nevada. The facility is leased by Soda Lake Limited Partnership to AMOR IX Corporation.

(18)	CD Soda III, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Soda III, Inc. owns 50% of the issued and outstanding shares of AMOR IX Corporation. AMOR IX Corporation leases from Soda Lake Limited Partnership a 17 MW geothermal small power production facility located in Churchill County, Nevada.

(19)	CD Stillwater-A, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

This entity was sold on October 24, 2003

(20)	CD Stillwater-B, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

This entity was sold on October 24, 2003

(21)	CD Stillwater-C, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

This entity was sold on October 24, 2003

(22)	CE Central Wayne Energy Recovery, Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Central Wayne Energy Recovery, Limited Partnership holds a 49% limited partnership interest in Central Wayne Energy Recovery Limited Partnership, which owns a 22 MW municipal solid waste-fueled electric generating facility located in Wayne County, Michigan.

(23)	CE Colver I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Colver I, Inc. holds a 1% general partnership interest in Inter-Power/AhlCon Partners, L.P., which is the facility lessee under a sale/lease-back arrangement for a 110 MW waste coal-fired electric generating facility located in Cambria County, Pennsylvania.

(24)	CE Colver Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Colver Limited Partnership holds a 24% limited partnership interest in Inter-Power/AhlCon Partners, L.P., which is the facility lessee under a sale/lease-back arrangement for a 110 MW waste coal-fired electric generating facility located in Cambria County, Pennsylvania.

(25)	CE Puna Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Puna Limited Partnership holds a 50% general partnership interest in Puna Geothermal Venture, which owns a 30 MW geothermal electric generating facility located in Hawaii.

(26)	CE Wayne I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Wayne I, Inc. holds a 1% general partnership interest in Central Wayne Energy Recovery Limited Partnership, which owns a 22 MW municipal solid waste-fueled generating facility located in Wayne County, Michigan.

(27)	CII Woodpower I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CII Woodpower I, Inc. holds a 45% general partnership interest in Pacific-Ultrapower Chinese Station, which owns a 22 MW biomass-fired electric generating facility located in Tuolome County, California.

(28)	CII Woodpower II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CII Woodpower II, Inc. holds a 50% partnership interest in Rio Bravo Fresno, which owns a 24 MW biomass-fired electric generating facility located in Fresno, California.

(29)	COSI Central Wayne, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI Central Wayne, Inc. manages, operates and maintains a 22 MW municipal solid waste-fueled electric generating facility located in Wayne County, Michigan, pursuant to a Management, Operation and Maintenance Agreement with Central Wayne Energy Recovery Limited Partnership, which owns the facility.

(30)	COSI Puna, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI Puna, Inc. operates and maintains a 30 MW geothermal electric generating facility located in Hawaii pursuant to an agreement with Puna Geothermal Venture, which owns the facility.

(31)	COSI Sunnyside, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI Sunnyside, Inc. operates and maintains a 51 MW waste coal-fired electric generating facility located in Carbon County, Utah, pursuant to an Operations and Maintenance Services Agreement with Sunnyside Cogeneration Associates, which owns the facility.

(32)	Handsome Lake Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Handsome Lake Energy, LLC owns a 250 MW natural gas-fueled electric generating facility located in Venango County, Pennsylvania.

(33)	High Desert Power Project, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

High Desert Power Project, LLC leases a 850 MW natural gas-fueled combined cycle generating facility located in San Bernardino County, California which commenced operation in the Spring 2003.

(34)	Big Sandy Peaker Plant, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Big Sandy Peaker Plant, LLC entered into a sale/leaseback arrangement with a governmental authority of Wayne County, West Virginia (“County”) whereby the County took title to a 300 MW natural gas-fueled electric generating facility located in Wayne County, West Virginia. The County leases the facility back to Big Sandy Peaker Plant, LLC under a long-term lease that provides it with care, custody and control over the facility and an option to repurchase the facility at any time for $1.

(35)	Constellation Operating Services

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Constellation Operating Services provides operating and maintenance services to the Pacific-Ultrapower Chinese Station, a 22 MW biomass facility in Tuolome County, California; Rio Bravo Fresno, 24 MW biomass facility in Fresno, California; Rio Bravo Jasmin 32 MW cogeneration facility in Kern County, California; Rio Bravo Rocklin 24 MW biomass facility in Rocklin, California; Rio Bravo Poso 32 MW cogeneration facility in Kern County, California; AMOR IX, the lessee of a 17MW geothermal facility owned by Soda Lake Limited Partnership in Churchill County, Nevada; Stillwater Geothermal I, the lessee of a 12.5 MW geothermal facility owned by Star Group Stillwater I Geothermal Partners in Churchill County, Nevada through October 2002; Panther Creek Partners the lessee of an 86 MW wastecoal-fired facility in Carbon County, Pennsylvania; and it also supplies certain operation personnel to Malacha Hydro Limited Partnership (under a secondary agent) which owns the Muck Valley Hydroelectric Project in Lasser County, California.

(36)	Holland Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Holland Energy, LLC owns a 665 MW gas-fired combined cycle generating facility located in Shelby County, Illinois.

(37)	Oleander Power Project, Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Oleander Power Project, Limited Partnership is an up to 875 MW gas and oil fired simple cycle facility located in Brevard County, Florida.

(38)	COSI A/C Power, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI A/C Power, Inc. holds a 50% general partnership interest in A/C Power, a Maryland general partnership which operates and maintains the Colver waste coal facility located in Cambria County, Pennsylvania pursuant to agreements with InterPower/Ahlcon Partners, L.P., the facility lessee under a sale/lease-back arrangement for the facility.

(39)	Rio Nogales Power Project, L.P.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Rio Nogales Power Project L.P. is the owner of a 800 MW natural gas-fired combined cycle power facility located in Sequin, Texas.

(40)	Calvert Cliffs Nuclear Power Plant, Inc.

1997 Annapolis Exchange Parkway

Suite 500

Annapolis, Maryland 21401

Owns the Calvert Cliffs nuclear power plant located in Lusby, Maryland. It has a 1,690 MW generating capacity and sells its output to Constellation Power Source, Inc., an affiliate.

(41)	Constellation Power Source Generation, Inc. (CPSGI)

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Owns the following generating plants: Brandon Shores, a coal fueled 1,300 MW facility located in Anne Arundel County, Maryland; Herbert A. Wagner, a coal, oil and gas fueled 1,020 MW facility located in Anne Arundel County, Maryland; Charles P. Crane, a coal and oil fueled, 400 MW facility located in Baltimore County, Maryland; Gould Street, an oil and gas fueled 104 MW facility located in Baltimore City, Maryland; Riverside, an oil and gas fueled 151 MW facility located in Baltimore County, Maryland; Keystone, a coal fueled 1,711 MW facility of which CPSGI is entitled to 359 MW located in Armstrong and Indiana Counties, Pennsylvania; Conemaugh, a coal fueled 1,711 MW facility of which CPSGI is entitled to 181 MW located in Indiana County, Pennsylvania; Perrryman, an oil and gas fueled 350 MW facility located in Harford County, Maryland; Notch Cliff, a gas fueled 128 MW facility located in Baltimore County, Maryland; Westport, a gas fueled 121 MW facility located in Baltimore City, Maryland; and Philadelphia Road, an oil fueled 64 MW facility located in Baltimore City, Maryland.

(42)	Nine Mile Point Nuclear Station, LLC

1997 Annapolis Exchange Parkway

Suite 500

Annapolis, Maryland 21401

Owns 100% of Nine Mile 1 and 82% of Nine Mile 2 located in Scriba, New York. Unit 1 and Unit 2 have a 609 MW and a 1,148MW generating capacity, respectively. Nine Mile Point Nuclear Station, LLC’s total ownership is 1,550 MW of generating capacity.

(43)	High Desert Power Trust

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

High Desert Power Trust own and leases to High Desert Power Project, LLC a 850 MW natural gas-fueled combined cycle generating facility located in San Bernadino County, California which commenced operation in the Spring 2003.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(1)	Safe Harbor

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power Source Holdings, Inc.

Constellation Power Source Holdings, Inc.	100% of Constellation Power Source Generation, Inc.

Constellation Power Source Generation, Inc.	Owns two thirds stock one half voting stock of Safe Harbor

(2)	Compania Forca E Luz Cataguazes – Leopoldina and Cia De Electricidad De Nova Friburgo

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Power International Investments, Ltd.

Constellation Power International Investments, Ltd.	16.5% ownership of The Latin America Energy and Electricity Fund I, L.P.

8.291% of Fondelec General Partners, L.P.

Fondelec General Partners, L.P.	1% of the Latin American Energy and Electricity Fund I, L.P.

The Latin America Energy and Electricity Fund I, L.P.	7.06% ownership of Compania Forca E Luz Cataguazes – Leopoldina and Cia De Electricidad De Nova Friburgo

(3)	ELECTRA NORESTE, S.A. (formerly known as Empresa de Distribucion Electrica Noreste, S.A.)

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Power International Investments, Ltd.

100% ownership of CP Panama Investors, LLC

Constellation Power International Investments, Ltd.	100% of Class B common stock of CP Panama I, S.A.

25% of Class A common stock of Panama Distribution Group, S.A.

CP Panama Investors, LLC	100% of Class A. common stock of CP Panama I, S.A.

CP Panama I, S.A.	55% of Class A common stock and 80% of the Class B common stock Panama Distribution Group, S.A

Panama Distribution Group, S.A.	51% of Elektra Noreste, S.A.

(4)	Malacha Hydro Limited Partnership

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Malacha I, Inc.

Malacha I, Inc.	1% General Partner and up to 49% Limited Partner of Malacha Hydro Limited Partnership

(5)	CD ACE I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD ACE I, Inc.

(6)	CD ACE II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments Inc.	100% ownership of CD ACE II, Inc.

(7)	CD ACE III, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments Inc.	100% ownership of CD ACE III, Inc.

(8)	CD ACE IV, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD ACE IV, Inc.

(9)	Sunnyside II, L.P.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP Sunnyside I, Inc.

CP Sunnyside I, Inc.	100% ownership of Sunnyside II, Inc. and Sunnyside III, Inc.

Sunnyside II, Inc.	95% general partner of Sunnyside II, L.P.

Sunnyside III, Inc.	5% limited partner of Sunnyside II, L.P.

(10)	University Park Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% Member of University Park Energy, LLC

(11)	Wolf Hills Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% Member of Wolf Hills Energy, LLC

(12)	CD Panther Partners, L.P.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD Panther II, Inc. and 50% ownership of Panther Creek Holdings, Inc.

Panther Creek Holdings, Inc.	100% ownership of CD Panther I, Inc. and Pegasus Power Company, Inc.

CD Panther I, Inc.	1% general partner of CD Panther Partners, L.P.

CD Panther II, Inc.	99% limited partner of CD Panther Partners, L.P.

(13)	CD Rocklin I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Rocklin I, Inc.

(14)	CD Rocklin II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Rocklin II, Inc.

(15)	CD Rocklin III, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Rocklin III, Inc.

(16)	CD Soda I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Soda I, Inc.

(17)	CD Soda II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Soda II, Inc.

(18)	CD Soda III, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD Soda III, Inc.

(19)	CD Stillwater-A, Inc.

(Sold on October 28, 2003)

(20)	CD Stillwater-B, Inc.

(Sold on October 28, 2003)

(21)	CD Stillwater-C, Inc.

(Sold on October 28, 2003)

(22)	CE Central Wayne Energy Recovery, Limited Partnership

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Wayne I, Inc. and CE Wayne II, Inc.

CE Wayne I, Inc.	1% general partner of CE Central Wayne Energy Recovery Limited Partnership

CE Wayne II, Inc.	99% limited partner of CE Central Wayne Energy Recovery Limited Partnership

(23)	CE Colver I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Colver I, Inc.

(24)	CE Colver Limited Partnership

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Colver II, Inc. and CE Colver III, Inc.

CE Colver II, Inc.	99% limited partnership interest in CE Colver Limited Partnership

CE Colver III, Inc.	1% general partnership interest in CE Colver Limited Partnership

(25)	CE Puna Limited Partnership

System Company	Description of Interest

Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Puna I, Inc. and CE Puna II, Inc.

CE Puna I, Inc.	50% general partnership interest in CE Puna Limited Partnership

CE Puna II, Inc.	50% limited partnership interest in CE Puna Limited Partnership

(26)	CE Wayne I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Wayne I, Inc.

(27)	CII Woodpower I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CII Woodpower I, Inc.

(28)	CII Woodpower II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CII Woodpower II, Inc.

(29)	COSI Central Wayne, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Central Wayne, Inc.

(30)	COSI Puna, Inc.

System Company	Description of Interest

Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Puna, Inc.

(31)	COSI Sunnyside, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Sunnyside, Inc.

(32)	Handsome Lake Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% membership interest in Handsome Lake Energy, LLC

(33)	High Desert Power Project, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP High Desert I, Inc. and CP High Desert II, Inc.

CP High Desert I, Inc.	1% general partnership interest in CP High Desert Limited Partnership and 1% membership interest in High Desert Power Project, LLC

CP High Desert II, Inc.	99% limited partnership interest in CP High Desert Limited Partnership

CP High Desert Limited Partnership	99% membership interest in High Desert Power Project, LLC

(34)	Big Sandy Peaker Plant, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% membership in Big Sandy Peaker Plant, LLC

(35)	Constellation Operating Services

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Ultra, Inc. and COSI Ultra II, Inc.

COSI Ultra, Inc.	50% partner of Constellation Operating Services

COSI Ultra II, Inc.	50% partner of Constellation Operating Services

(36)	Holland Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Holland Energy, LLC

(37)	Oleander Power Project, Limited Partnership

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP Florida Investors, Inc., CP Oleander I, Inc. and CP Oleander II, Inc.

CP Florida Investors, Inc.	1% partnership interest in CP Oleander, LP

CP Oleander II, Inc.	99% partnership interest in CP Oleander, LP

CP Oleander, LP	99% partnership interest in Oleander Power Project, LP

CP Oleander I, Inc.	1% partnership interest in Oleander Power Project, LP

(38)	COSI A/C Power, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI A/C Power, Inc.

(39)	Rio Nogales Power Project, L.P.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Rio Nogales I, Inc. and Rio Nogales II, Inc.

Rio Nogales I, Inc.	1% partnership interest in Rio Nogales Power Project, L.P.

Rio Nogales II, Inc.	99% partnership interest in Rio Nogales Power Project, L.P.

(40)	Calvert Cliffs Nuclear Power Plant, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Generation Group, LLC

Constellation Generation Group, LLC	100% ownership of Calvert Cliffs Nuclear Power Plant, Inc.

(41)	Constellation Power Source Generation, Inc.

System Company	Description of Interest

Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power Source Holdings, Inc.

Constellation Power Source Holdings, Inc.	100% ownership of Constellation Power Source Generation, Inc.

(42)	Nine Mile Point Nuclear Station, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Generation Group, LLC

Constellation Generation Group, LLC	100% ownership of Constellation Nuclear Power Plants, Inc.

Constellation Nuclear Power Plants, Inc.	100% ownership of Nine Mile Point Nuclear Station, LLC

(43)	High Desert Power Trust

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP High Desert I, Inc. and CP High Desert II, Inc.

CP High Desert I, Inc.	1% general partnership interest in CP High Desert Limited Partnership and 1% membership interest in High Desert Power Project, LLC

CP High Desert II, Inc.	99% limited partnership interest in CP High Desert Limited Partnership

CP High Desert Limited Partnership	99% membership interest in High Desert Power Project, LLC

High Desert Power Project, LLC	100% owner of the certificates of High Desert Power Trust

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

See Attached Annex A

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period. (All figures are as of 12/31/03).

See Attached Annex B

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

See Attached Annex C

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Attached Annex D

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

See response to Item 4(b)

The above-named claimant has caused this Form U-3A-2 to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

Constellation Energy Group, Inc.

By:	Thomas E. Ruszin, Jr.
Thomas E. Ruszin, Jr.
Vice President

Corporate Seal

Attest:

By:	Jeanne M. Blondia
Jeanne M. Blondia
Assistant Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Thomas E. Ruszin, Jr., Vice President

Constellation Energy Group, Inc.

750 East Pratt Street

Baltimore, MD 21202

Annex A

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

Annex B

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

Annex C

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

Annex D

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.